SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)

                            CROWN VANTAGE, INC.
                              (NAME OF ISSUER)

                         COMMON STOCK, NO PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                 228622106
                               (CUSIP NUMBER)

                             C. Derek Anderson
                   Plantagenet Capital Management, L.L.C.
                       220 Sansome Street, Suite 460
                      San Francisco, California 94104
                               (415) 433-6536

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                   TO RECEIVE NOTICES AND COMMUNICATIONS)


                              August 30, 1999
                       (DATE OF EVENT WHICH REQUIRES
                         FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

      Check the following box if a fee is being paid with this statement:  ( )



 CUSIP NO.          228622106       13D

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS

      Plantagenet Capital Fund II, L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                       (a)  ( )
                                       (b)  X

 3    SEC USE ONLY

 4    SOURCE OF FUNDS
                                                                         WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                      ( )

 6    CITIZEN OR PLACE OF ORGANIZATION
                                                  Cayman Islands

   NUMBER OF             7    SOLE VOTING POWER                        0
    SHARES
  BENEFICIALLY           8    SHARED VOTING POWER                876,100
    OWNED BY
     EACH                9    SOLE DISPOSITIVE POWER                   0
   REPORTING
   PERSON WITH          10    SHARED DISPOSITIVE POWER           876,100

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 876,100

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           8.3%

 14   TYPE OF REPORTING PERSON                                     PN



 CUSIP NO.          228622106       13D

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS

      Plantagenet Capital Fund, L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a) ( )
                                                       (b)  X

 3    SEC USE ONLY

 4    SOURCE OF FUNDS
                                                                      AF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                       ( )

 6    CITIZEN OR PLACE OF ORGANIZATION                  Cayman Islands

   NUMBER OF       7    SOLE VOTING POWER                                 0
    SHARES
  BENEFICIALLY     8    SHARED VOTING POWER                         876,100
    OWNED BY
     EACH          9    SOLE DISPOSITIVE POWER                            0
   REPORTING
   PERSON WITH    10    SHARED DISPOSITIVE POWER                    876,100

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     876,100

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             8.3%

 14   TYPE OF REPORTING PERSON        PN



 CUSIP NO.          228622106       13D

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS

      Plantagenet Capital Management, L.L.C.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a)  ( )
                                                               (b)   X

 3    SEC USE ONLY

 4    SOURCE OF FUNDS                                                    AF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                        ( )

 6    CITIZEN OR PLACE OF ORGANIZATION                             Delaware

  NUMBER OF         7    SOLE VOTING POWER                                 0
   SHARES
 BENEFICIALLY       8    SHARED VOTING POWER                         876,100
   OWNED BY
    EACH            9    SOLE DISPOSITIVE POWER                            0
  REPORTING
  PERSON WITH      10    SHARED DISPOSITIVE POWER                    876,100



 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     876,100

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.3%

 14   TYPE OF REPORTING PERSON                                           OO



 CUSIP NO.          228622106       13D

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS

      John J. Zappettini

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a) ( )
                                                     (b)  X

 3    SEC USE ONLY

 4    SOURCE OF FUNDS                                                    AF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                 ( )

 6    CITIZEN OR PLACE OF ORGANIZATION             United States of America

   NUMBER OF         7    SOLE VOTING POWER                                0
    SHARES
  BENEFICIALLY       8    SHARED VOTING POWER                         876,100
   OWNED BY
    EACH             9    SOLE DISPOSITIVE POWER                            0
   REPORTING
  PERSON WITH       10    SHARED DISPOSITIVE POWER                    876,100

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     876,100

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.3%

 14   TYPE OF REPORTING PERSON                                        IN



 CUSIP NO.          228622106       13D

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS

      C. Derek Anderson

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                   (a)  ( )
                                                                   (b)  X

 3    SEC USE ONLY

 4    SOURCE OF FUNDS                                                    AF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                     ( )

 6    CITIZEN OR PLACE OF ORGANIZATION              United States of America

 NUMBER OF                7    SOLE VOTING POWER                            0
  SHARES
 BENEFICIALLY             8    SHARED VOTING POWER                    876,100
  OWNED BY
    EACH                  9    SOLE DISPOSITIVE POWER                       0
 REPORTING
 PERSON WITH             10    SHARED DISPOSITIVE POWER               876,100

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      876,100

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.3%

 14   TYPE OF REPORTING PERSON                                           IN



           This Amendment No. 2 amends the Schedule 13D (the "Schedule 13D") initially filed on October 2, 1998, as amended by the Amendment No. 1 to
 Schedule 13D filed on February 23, 1999, with respect to common stock, no par value (the "Shares"), of Crown Vantage, Inc., a Virginia corporation ("Crown Vantage"), whose principal executive offices are located at 300 Lakeside Drive, Oakland, California 94612-3592.

           Unless otherwise defined herein, each capitalized term used herein has the same meaning ascribed to it in the Schedule 13D.

 Item 3.   Source and Amount of Funds or Other Consideration

           Item 3 is hereby amended as follows:

           The net investment cost (including commission and service charges) of the 75,000 Shares acquired by Plantagenet Capital Fund, L.P. on November 19, 1998 was $229,500.00. The consideration for such acquisition was obtained from the working capital contributed by the limited partners of the partnership.

            The net investment cost (including commission and service charges) of the 100 Shares acquired by Plantagenet Capital Management, L.L.C. on August 24, 1999 was $315.00. The consideration for such acquisition was obtained from the working capital of the limited liability company.

 Item 4.   Purpose of Transaction

           Item 4 is hereby amended and restated as follows:

           The Reporting Persons believe that current Crown Vantage management cannot be expected to take the steps necessary to enhance shareholder value in the near term, and that the long term plans of Crown Vantage's current management are of doubtful value. The Reporting Persons do not believe that they can be viewed as passive investors with respect to Crown Vantage, inasmuch as the Reporting Persons are considering taking some or all of the following actions:

      1. Seeking the replacement Crown Vantage's current management by persons more committed to increasing shareholder value.

      2. Seeking the sale of Crown Vantage to a third party buyer, if such a buyer can be located.

      3. Proposing resolutions for adoption by Crown Vantage shareholders at the next annual shareholders meeting recommending that the board of directors of Crown Vantage take all steps necessary or appropriate to effect the sale of Crown Vantage.

      4. Proposing resolutions for adoption by Crown Vantage shareholders at the next annual shareholders meeting recommending that the board of directors terminate Crown Vantage's Stockholder Rights Plan.

      5. Proposing resolutions for adoption by Crown Vantage shareholders at the next annual shareholders meeting recommending that the board of directors establish a special committee composed of directors who are not members of Crown Vantage management, such committee being instructed to retain qualified investment bankers for the purpose of identifying potential acquirors of Crown Vantage and to conduct and conclude negotiations looking to the sale of Crown Vantage.

      6. Soliciting proxies at the next annual shareholders meeting to elect directors committed to the foregoing.

      7. Seeking to obtain a list of Crown Vantage shareholders in order to facilitate discussions among shareholders concerning the implementation of some or all of the above steps.

           The Reporting Persons have not reached any conclusions as to any of the foregoing alternatives.

           The Reporting Persons intend to continuously review their investment in Crown Vantage and may in the future change their present course of action and decide to pursue one of the alternatives discussed above. The Reporting Persons may determine to dispose of all or a portion of the Shares which they own or may hereafter acquire. In reaching any conclusion as to the foregoing, the Reporting Persons will take into consideration various factors, such as Crown Vantage's business and prospects, other developments concerning Crown Vantage, other business opportunities available to the Reporting Persons, developments with respect to the business of any of the Reporting Persons, and general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

           Item 5 is hereby amended as follows:

           On November 19, 1998, Plantagenet Capital Fund, L.P. acquired 75,000 additional Shares in the open market.

            On August 24, 1999, Plantagenet Capital Management, L.L.C. acquired 100 additional Shares in the open market at a price of 2-5/8 per share, for a total aggregate consideration of $315.00 (including commision and service charges).


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

 Dated:  August 30, 1999

                          PLANTAGENET CAPITAL FUND II, L.P.

                          By: PLANTAGENET CAPITAL PARTNERS, L.P.,
                              its General Partner

                          By: PLANTAGENET CAPITAL MANAGEMENT, L.L.C.,
                              its General Partner

                          By:     /s/ C. Derek Anderson
                              ________________________________
                              Name:   C. Derek Anderson
                              Title:  Senior Managing Partner


                          PLANTAGENET CAPITAL PARTNERS, L.P.

                          By: PLANTAGENET CAPITAL MANAGEMENT, L.L.C.,
                              its General Partner

                          By:    /s/ C. Derek Anderson
                              _______________________________
                              Name:  C. Derek Anderson
                              Title: Senior Managing Partner


                          PLANTAGENET CAPITAL MANAGEMENT, L.L.C.

                          By:    /s/ C. Derek Anderson
                              _______________________________
                              Name:  C. Derek Anderson
                              Title: Senior Managing Partner


                          /s/ John J. Zappettini
                          ___________________________________
                          John J. Zappettini


                          /s/ C. Derek Anderson
                          _________________________________________
                          C. Derek Anderson